Sharon D. Mitchell, Esq.

1357 N Bywood	Clawson, Michigan 48017	(248) 515-6035	sharondmac@att.net
MAILING ADDRESS: 57492 ONAGA TRAIL, YUCCA VALLEY, CA 92284
Facsimile: (248) 751-6030

5 January 2009

Ms. Amanda McManus, Branch Chief
Ms. Rolaine Bancroft
United States Securities and
Exchange Commission
Mail Stop 3561
Washington D.C. 20549

Re:	DRS Inc.
Registration Statement on Form S1/A
Filed November 3, 2008
File No. 333-152419

Dear Ms. McManus & Ms. Bancroft:

Upon receipt and review of your correspondence dated December 30, 2008, and on behalf of Mr. Daniel Mendes, President of DRS Inc., I would like to take the opportunity to respond to your comments in said correspondence and with regard to the above-referenced Registration Statement Form S-1/A for DRS Inc.

Dilution, page 18

1.
Please revise the paragraph on page 18 which precedes your dilution table to refer to the Company’s “unaudited” book value as of September 30, 2008 rather than it’s “audited” book value as of this date since the Company’s interim financial statements as of and for the quarter ended September 30, 2008 are unaudited.

Response:  The reference regarding audited to unaudited has been made.

Results of Operations
For the Quarter Ended September 30, 2008 and September 30, 2007, page 43

2.
Please revise your discussion of administrative costs on page 44 to explain why there were no salaries for the president and office help for the quarter ended September 30, 2008 while there were $58,500 of such costs during the comparable period of 2007.

Response:  The following paragraph has been added to our discussion in the S-1/A:  Salaries for the president and office help for quarter ending September 30, 2008 was $0.00 compared to $58,500 for the comparable quarter in 2007. The president made the decision to discontinue these salaries in February 2008 in order to conserve cash so that the company could utilize its available funds to continue its expansion. The company does not see any changes to this for the next quarter.

Ms. Amanda McManus, Branch Chief -- Legal
Ms. Rolaine Bancroft, Special Counsel, Division of Corporate Finance
Re: DRS Inc.
5 January 2009

Certain Relationships and Related Transactions, page 46

3.
We note the disclosures in the third paragraph on page 46 of the transactions between the company and entities affiliated with its officers and shareholders.  Please revise the notes to the company’s interim financial statements for the three months ended September 30, 2008 to disclose these related party transactions.  Refer to the disclosure requirements outlined in paragraph 2 of SFAS No. 57.

Response:  A financial note has been added on page F-25 to reflect and discuss transactions between the company and affiliated entities.

Exhibit 5.1

4.
While we note your revisions in response to prior comments 8 and 9, the second paragraph on page 2 is still unclear.  On page one, you define the term “Options” as the 3, 3,361,000 shares that underlie the options.  In the second paragraph on page 2, you use the term “Options” as defined, but also use the same term to refer to the option agreements.  We suggest that you use a different word to define the 3,361,000 shares that underlie the options in order to avoid confusion.  Please revise your definition on page one, and your second paragraph on page 2 for consistency.

Response:  This paragraph has been revised for clarity as follows, and I am hopeful that discussion on Options is now more easily understood: Further, it is our opinion that all of the 3,361,000 shares of common stock underlying options described in the S-1/A Registration Statement, and held by our Shareholders, have been duly authorized, and, when issued, delivered and paid for in accordance with the terms and conditions of the instruments governing their issuance, will be validly issued, fully paid, non-assessable and binding obligations of the Company under the laws of the State of Nevada.

Exhibit 23.1

5.
Please include a currently dated consent of the Independent Registered Accounting Firm in an amendment to the Form S-1 registration statement.  Please note that to be considered “currently dated”, a consent should be dated within 30 days of the date of the amended S-1 filing which was filed on December 15, 2008.

Response:  We have replaced the existing consent letter with a more current, up to date consent letter from Brian Donahue at Donahue Associates.

Ms. Amanda McManus, Branch Chief -- Legal
Ms. Rolaine Bancroft, Special Counsel, Division of Corporate Finance
Re: DRS Inc.
5 January 2009

Thank you for your kind assistance with regard to necessary revisions, clarifications and explanations.  Should you have any further comments, or need any further information, please do not hesitate to contact me.  Also, please note above-referenced updated fax number for correspondence in the future.

With best regards,

Sharon D. Mitchell
Attorney at Law
(248) 515-6035

/sdm